

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 18, 2013

David C. Worrell
Faegre Baker Daniels LLP
david.worrell@faegrebd.com

Re: Simon Property Group, Inc.

Dear Mr. Worrell:

This is in regard to your letter dated January 18, 2013 concerning the shareholder proposal submitted by Investor Voice on behalf of Equality Network Foundation for inclusion in Simon Property's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Simon Property therefore withdraws its January 11, 2013 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

cc: Bruce T. Herbert
Investor Voice, SPC
team@investorvoice.net

FaegreBD.com

FAEGRE BAKER DANIELS

USA • UK • CHINA

David C. Worrell
Partner
david.worrell@FaegreBD.com
Direct **+1 317 569 4882**

Faegre Baker Daniels LLP
600 East 96th Street • Suite 600
Indianapolis • Indiana 46240-3789
Phone **+1 317 569 9600**
Fax **+1 317 569 4800**

January 18, 2013

VIA ELECTRONIC MAIL
shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Simon Property Group, Inc.*
Withdrawal of Request for No-Action Relief Regarding Proposals Submitted by Investor Voice on behalf of Equality Network Foundation
Securities Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

On behalf of our client, Simon Property Group, Inc. (the "Company"), we wish to withdraw the request we made on January 11, 2013, with respect to the exclusion of two shareholder proposals received from Investor Voice on behalf of Equality Network Foundation (the "Proponent"). The Proponent has withdrawn both proposals. A copy of the e-mail sent by the Proponent to the Staff and the Company is attached as Exhibit A.

Accordingly, the Company is withdrawing its no-action request submitted by the undersigned on January 11, 2013.

Sincerely,



David C. Worrell

DCW:jgs
Enclosures

cc: James M. Barkley, Simon Property Group, Inc.
Steven E. Fivel, Simon Property Group, Inc.
Bruce T. Herbert, Investor Voice

DMS_US 51437757v1

EXHIBIT A

Worrell, David C.

From: Bruce Herbert - Team IV [team@investorvoice.net]
Sent: Thursday, January 17, 2013 7:13 PM
To: ShareholderProposals@sec.gov
Cc: 'Jim Barkley'; Worrell, David C.
Subject: SPG. Withdrawal of Shareholder Proposal.

Importance: High

VIA ELECTRONIC DELIVERY
To: ShareholderProposals@sec.gov

January 17, 2013

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re: Simon Property Group, Inc., Withdrawal of Shareholder Proposal

Dear Madam or Sir:

The Simon Property Group, Inc., by letter dated January 11, 2013 (generated by outside counsel Faegre, Baker, Daniels), submitted a no-action request under Rule 14a-8, in response to a shareholder Proposal submitted December 5, 2012 by Investor Voice on behalf of the Equality Network Foundation.

As a result of worthwhile interactions with the Company and in anticipation of ongoing dialogue on the important governance topic of vote-counting, we write to formally withdraw the shareholder Proposal.

In respect for the Commission's time and resources, this makes further consideration of the no-action request unnecessary and, indeed, moot. We thank the Staff for its time and attention to this matter.

Should you have comments or questions, please feel free to contact me at (206) 522-1944 or team@investorvoice.net

Happy New Year, . . . Bruce Herbert

cc: James M. Barkley, General Counsel and Corporate Secretary, Simon Property Group, Inc.
David C. Worrell, Partner, Faegre Baker Daniels
Equality Network Foundation

Bruce T. Herbert | AIF
Chief Executive | Accredited Investment Fiduciary
Investor Voice, SPC

2212 Queen Anne Ave N, #406
Seattle, Washington 98109

(206) 522-1944

team@investorvoice.net
www.investorvoice.net

FaegreBD.com

FAEGRE BAKER DANIELS

USA ▾ UK ▾ CHINA

David C. Worrell
Partner
david.worrell@faegrebd.com
Direct **+1.317.569.4882**

Faegre Baker Daniels LLP
600 East 96th Street ▾ Suite 600
Indianapolis ▾ Indiana 46240-3789
Phone **+1 317 569 9600**
Fax **+1 317 569 4800**

January 11, 2013

Via Electronic Mail
shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Simon Property Group, Inc.*
Omission of Proposals Submitted by Investor Voice on behalf of Equality Network Foundation
Securities Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

On behalf of our client, Simon Property Group, Inc. (the "Company"), this letter is to inform you that the Company intends to omit from its proxy statement and form of proxy for its 2013 Annual Meeting of Stockholders (collectively, the "2013 Proxy Materials") two shareholder proposals received from Investor Voice on behalf of Equality Network Foundation (the "Proponent"). The Company received the first proposal from the Proponent on December 6, 2012 (the "Original Proposal"). The Company received a revised proposal from the Proponent on January 10, 2013 (the "Revised Proposal" and, together with the Original Proposal, the "Proposals"). For the reasons described in Parts I and II of this letter, we believe that the Company can exclude both Proposals from the 2013 Proxy Materials.

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2013 Proxy Materials with the Commission; and

- concurrently sent a copy of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Original Proposal or the Revised Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSALS

The Original Proposal states:

> **RESOLVED:** Shareholders of Simon Property Group ("Simon" or "Company") hereby ask the Board of Directors to amend the Company's governing documents to provide that all matters presented to shareholders shall be decided by a simple majority of the shares voted FOR and AGAINST an item (or "withheld" in the case of board elections). This policy shall apply to all matters unless shareholders have expressly approved a higher threshold for specific types of items.

A copy of the Original Proposal, the supporting statement and related correspondence from the Proponent are attached to this letter as Exhibit A.

The Revised Proposal states:

> **RESOLVED:** Shareholders of Simon Property Group ("Simon" or "Company") hereby ask the Board of Directors to amend the Company's governing documents to provide that all matters presented to shareholders shall be decided by a simple majority of the shares voted FOR and AGAINST an item (or "withheld" in the case of board elections). This policy shall apply to all matters unless applicable laws dictate otherwise or shareholders have expressly approved a higher threshold for specific types of items.

A copy of the Revised Proposal, the supporting statement and related correspondence from the Proponent are attached to this letter as Exhibit B.

PART I
BASES FOR EXCLUSION OF THE ORIGINAL PROPOSAL

We hereby respectfully request that the Staff concur in our view that the Original Proposal may be properly excluded from the 2013 Proxy Materials pursuant to the exclusions provided under Rules 14a-8(i)(2), 14a-8(i)(6) and 14a-8(i)(1) under the Exchange Act.

ANALYSIS

The Original Proposal Can Be Excluded From The 2013 Proxy Materials Under Rule 14a-8(i)(2) Because Implementation Of The Original Proposal Would Cause The Company To Violate Delaware Law.

Rule 14a-8(i)(2) permits a company to exclude a proposal if implementation of the proposal would "cause the company to violate any state, federal, or foreign law to which it is subject." As discussed below and for the reasons set forth in the legal opinion provided by Richards, Layton & Finger, P.A., the Company's special Delaware counsel, attached hereto as Exhibit C (the "Delaware Law Opinion"), we believe that the Original Proposal is excludable under Rule 14a-8(i)(2) because implementation of the Original Proposal would cause the Company to violate Delaware law.

The Original Proposal calls for the Board to amend the Company's governing documents to provide that all matters presented to stockholders shall be decided by a simple majority of the shares voted for and against an item (or "withheld" in the case of board elections)—that is, a majority of the votes *cast*. As more fully described in the Delaware Law Opinion, the voting standard requested by the Proponent would violate Delaware law because the Delaware General Corporation Law (the "DGCL") requires a higher vote—that is, approval by stockholders representing a *majority or more of the outstanding shares of stock entitled to vote on the matter*, and not merely a majority of the votes *cast*—to approve certain matters, including the removal of directors, charter amendments, certain mergers, the sale of all or substantially all of a corporation's assets and the dissolution of a corporation. Thus, changing these provisions as requested by the Proponent would violate Delaware law.

The Staff has concurred in the exclusion of similar proposals on these very grounds under Rule 14a-8(i)(2) in the past. *See The J.M. Smucker Co.* (avail. June 22, 2012) (proposal submitted by Investor Voice on behalf of a beneficial owner of the J.M. Smucker Company, providing that "all matters presented to shareholders shall be decided by a majority of the shares voted FOR and AGAINST an item (or, 'withheld' in the case of board elections)," was excludable under Rule 14a-8(i)(2) because Ohio law required a greater shareholder vote for certain actions, such as charter amendments, the sale of all or substantially all of a corporation's assets, mergers and dissolutions); *Abbott Laboratories* (avail. Feb. 2, 2011) (proposal providing that "each shareholder voting requirement impacting our company, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the proposal" was excludable under Rule 14a-8(i)(2) because Illinois statutory law required the affirmative vote of a majority of the shares represented at the meeting and entitled to vote on a matter, whether or not any shareholders abstained from voting rather than casting their votes for or against the matter unless Illinois statutory law or charter required a higher vote); *GenCorp Inc.* (avail. Dec. 20, 2004) (proposal providing that "[e]very shareholder resolution that is approved by a majority (over 50%) of the votes cast shall implement that shareholder resolution" was excludable under Rule 14a-8(i)(2) because, in part, Ohio law required a greater shareholder vote for certain actions, such as a sale of assets); *SBC Commc'ns. Inc.* (avail. Dec. 16, 2004) (same, but with respect to violations of various aspects of Delaware law); *The Gillette Co.* (avail. Mar. 10, 2003) (proposal that would require that a board "adopt a policy that establishes a process and procedures for adopting shareholder proposals that are. . .supported by more than fifty percent of the combined totals of shares voted FOR and AGAINST such proposals" was excludable under Rule 14a-8(i)(2) because, in part, Delaware law – including Section 242 of the DGCL – would require a greater vote on certain matters); *The Boeing Co.* (avail. Mar. 4, 1999) (proposal that would require that "[a]ll existing super-majority vote language in the governing instruments of the company is repealed and/or changed to be consistent with: All issues submitted to shareholder vote are decided by simple majority vote of shares present and voting" was excludable under Rule 14a-8(i)(2) because, in part, Delaware law – including Section 242 of the DGCL – would require a greater vote on certain matters); *AlliedSignal, Inc.* (avail. Jan. 29, 1999) (proposal that would require that "[a]ll issues submitted to shareholder vote are decided by simple majority vote of shares present and voting" was excludable under Rule 14a-8(i)(2) because, in part, Delaware law – including Section 242 of the DGCL – would require a greater vote on certain matters).

The Original Proposal can be distinguished from other proposals which, although not identical to the Original Proposal, called for some form of a simple majority vote standard for stockholder votes and with respect to which the Staff did not concur in finding a basis for exclusion under Rule 14a-8(i)(2). *See FirstEnergy Corp.* (avail. Mar. 13, 2012); *OmniCom Group Inc.* (avail. Mar. 29, 2010); *Gilead Sciences, Inc.* (avail. Feb. 19, 2010). We note that although those proposals were similar to the Original Proposal to the extent they called for the applicable voting standards to be changed to a majority of the votes cast for and against the proposal, each of those proposals also contained the qualifier "in compliance with applicable laws." By comparing these precedents to the other precedents where the Staff has agreed with the omission of the proposals, it is clear that the inclusion of the qualifier "in compliance with applicable laws" is necessary to save the proposals from omission under Rule 14a-8(i)(2). In this case, the Original Proposal does not include the key qualifier that would permit compliance with applicable law, and as discussed in Part II, while the Proponent attempted to add such a qualification by sending the Revised Proposal, it did so too late.

In short, the Original Proposal would mandate the Board of Directors to amend the Company's governing documents so that a majority of the votes cast standard would apply to all matters submitted to stockholders (excluding election of directors only), even those for which a higher vote is expressly required by Delaware law. As the Delaware Law Opinion indicates, the DGCL simply does not give stockholders the option to choose a lower voting standard than the standard provided in the DGCL for a litany of stockholder actions. Since implementing the Original Proposal would plainly violate Delaware law, we believe that it is excludable from the 2013 Proxy Materials under Rule 14a-8(i)(2).

The Original Proposal Can Be Excluded From The 2013 Proxy Materials Pursuant to Rule 14a-8(i)(6) Because The Company Does Not Have The Power and Authority to Implement The Original Proposal as Submitted.

Rule 14a-8(i)(6) permits a company to exclude a proposal from a proxy statement if the company would lack the power or authority to implement it. As set forth in the Delaware Law Opinion, the Company lacks the power to implement the Original Proposal because the Original Proposal violates Delaware corporate law. The Proponent's voting standard could result in a matter submitted for a stockholder vote being approved by less than the minimum stockholder vote required by the DGCL.

The Staff has repeatedly recognized that companies do not have the power and authority to implement proposals that violate state law. See, for example, *Schering-Plough Corp.* (avail. Mar. 27, 2008) (proposal that the board adopt cumulative voting would violate New Jersey law); *Bank of America Corp.* (avail. Feb. 26, 2008) (proposal requesting the board to disclose fees paid to a compensation consultant that was subject to a confidentiality agreement would violate North Carolina law); *PG&E Corp.* (avail. Feb. 25, 2008) (proposal that the board adopt cumulative voting would violate California law); *The Boeing Company* (avail. Feb. 19, 2008) (proposal that the board amend the governing documents to remove restriction on the shareholder right to act by written consent would violate Delaware law); *Xerox Corporation* (avail. Feb. 23, 2004) (proposal for board to amend the certificate of incorporation to reinstate the rights of shareholders to take action by written consent and to call special meetings would violate New York law); and *CoBancorp Inc.* (avail. Feb. 22, 1996) (proposal that the board rescind an executive stock option plan would violate Ohio law).

It would be inappropriate for the Company to submit a matter to its stockholders for a vote if the matter, if approved, would violate Delaware corporate law and would be beyond the Company's power and authority to implement. We believe that the Company does not have the power and authority to implement the Original Proposal as submitted and therefore the Original Proposal is excludable from the 2013 Proxy Materials under Rule 14a-8(i)(6).

The Original Proposal Can Be Excluded From The 2013 Proxy Materials Pursuant to Rule 14a-8(i)(1) Because It Is An Improper Matter for Stockholder Action Under Delaware Corporate Law.

The Original Proposal can be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(1) because it is an improper matter for stockholder action under Delaware corporate law. Rule 14a-8(i)(l) permits exclusion of a proposal if it is not a proper subject for action by stockholders under the laws of the jurisdiction of the company's incorporation. As set forth in the Delaware Law Opinion, the Original Proposal, if implemented, would cause the Company to violate Delaware corporate law and therefore cannot be implemented. Accordingly, we believe that the Original Proposal is an improper subject for stockholder action under the laws of Delaware and is excludable from the 2013 Proxy Materials under Rule 14a-8(i)(1).

PART II
BASIS FOR EXCLUSION OF THE REVISED PROPOSAL

The Company believes that the Revised Proposal can be properly excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(e)(2) because the Revised Proposal was received at the Company's principal executive offices after the deadline for submitting proposals.

ANALYSIS

The Revised Proposal Can Be Excluded Under Rule 14a-8(e)(2) Because It Was Received at The Company's Principal Executive Offices After The Deadline for Submitting Proposals.

Under Rule 14a-8(e)(2), a proposal submitted with respect to a company's regularly scheduled annual meeting must be received at the company's "principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." The Company released its 2012 proxy statement to its stockholders on April 5, 2012. Pursuant to Rule 14a-5(e), the Company disclosed in its 2012 proxy statement the deadline for submitting stockholder proposals, as well as the method for submitting such proposals, for the Company's 2013 annual meeting of stockholders. Specifically, the Company disclosed that December 6, 2012 was the date by which proposals for inclusion in the 2013 Proxy Materials must be received. A copy of page 63 of the Company's 2012 proxy statement is attached as Exhibit D.

The Company received the Revised Proposal by email on January 10, 2013, 35 days after the deadline set forth in the Company's 2012 proxy statement.

Rule 14a-8(e)(2) provides that the 120-calendar day advance receipt requirement does not apply if the current year's annual meeting has been changed by more than 30 days from the date of the prior year's meeting. The Company's 2012 annual meeting of stockholders was held on May 17, 2012, and the Company's 2013 annual meeting of stockholders is scheduled to be held on May 14, 2013. Accordingly, the 2013 annual meeting of stockholders will not be moved by more than 30 days, and thus, the deadline for stockholder proposals is that which is set forth in the Company's 2012 proxy statement.

As clarified by Staff Legal Bulletin No. 14F (Oct. 18, 2011) ("SLB 14F"), "[i]f a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions." *See* Section D.2, SLB 14F. SLB 14F states that in this situation, companies may "treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j)." *Id.* The Company believes that the Revised Proposal should be deemed to be a second proposal that was submitted well after the Company's December 6, 2012 deadline, and thus, the Company may exclude the Revised Proposal from its 2013 Proxy Materials.

On numerous occasions, the Staff has concurred with the exclusion of a proposal pursuant to Rule 14a-8(e)(2) on the basis that it was received at the Company's principal executive offices after the deadline for submitting stockholder proposals. *See, e.g., Costco Wholesale Corporation* (avail. Nov. 20, 2012) (concurring in the exclusion of a revised proposal received 46 days after the submission deadline); *IEC Electronics Corp.* (avail. Oct. 31, 2012) (concurring in the exclusion of a revised proposal received 41 days after the submission deadline); *Emerson Electric Co.* (avail. Oct. 17, 2012) (concurring in the exclusion of a revised proposal received 25 days after the submission deadline); *IDACORP, Inc.* (avail. Mar. 16, 2012) (concurring in the exclusion of a revised proposal received 55 days after the submission deadline); *General Electric Co.* (avail. Jan. 17, 2012) (concurring in the exclusion of a revised proposal received 37 days after the submission deadline); *Jack in the Box, Inc.* (avail. Nov. 12, 2010) (concurring in the exclusion of a proposal received over one month after the submission deadline); *Johnson & Johnson* (avail. Jan. 13, 2010) (concurring in the exclusion of a proposal received one day after the submission deadline); *General Electric Co.* (avail. Mar. 19, 2009) (concurring in the exclusion of a proposal received over three months after the submission deadline); *Verizon Communications, Inc.* (avail. Jan. 29, 2008) (concurring in the exclusion of a proposal received at the company's principal executive office 20 days after the submission deadline); *City National Corp.* (avail. Jan. 17, 2008) (concurring in the exclusion of a proposal received one day after the submission deadline, even though it was mailed one week earlier); *General Electric Co.* (avail. Mar. 7, 2006) (concurring in the exclusion of a proposal received 69 days after the submission deadline).

The Company has not provided the Proponent with the 14-day notice described in Rule 14a-8(f)(1) because such notice is not required if a proposal's deficiency cannot be remedied. As stated in Staff Legal Bulletin No. 14 (July 13, 2001), Rule 14a-8(f)(1) does not require the 14-day notice in connection with a proponent's failure to submit a proposal by the submission deadline. Accordingly, the Company is not required to send a notice under Rule 14a-8(f)(1) in order for the Revised Proposal to be excluded under Rule 14a-8(e)(2).

Because the Revised Proposal was not received at the Company's principal executive offices by the submission deadline, we believe the Revised Proposal is excludable from the 2013 Proxy Materials under Rule 14a-8(e)(2).

CONCLUSION

Based upon the foregoing analysis, we believe that the Proposals may be excluded pursuant to the provisions of Rule 14a-8 cited above, and we respectfully request that the Staff confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposals from the 2013 Proxy Materials.

We are willing to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to david.worrell@faegrebd.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (317) 569-4882.

Sincerely,



David C. Worrell

Enclosures

cc: James M. Barkley, Simon Property Group, Inc.
Steven E. Fivel, Simon Property Group, Inc.
Bruce T. Herbert, Investor Voice

EXHIBIT A

ORIGINAL PROPOSAL, SUPPORTING STATEMENT AND CORRESPONDENCE



2206 Queen Anne Ave N
Suite 402
Seattle, WA 98109
(206) 522-1944

VIA OVERNIGHT DELIVERY

Wednesday, December 5, 2012

James M. Barkley
General Counsel and Corporate Secretary
Simon Property Group, Inc.
225 West Washington Street
Indianapolis, IN 46204

Re: Shareholder Proposal on Bylaw Change in Regard to Vote-Counting

Dear Mr. Barkley:

Investor Voice, on behalf of clients, reviews the financial, social, and governance implications of the policies and practices of public corporations. In so doing, we seek win-win outcomes that create higher levels of economic, social, and environmental wellbeing – for the benefit of investors and companies alike.

There appear to be more than one vote-counting formula in use in the Simon Property Group proxy, which is a practice that may confuse and possibly disadvantage shareholders. We would welcome a discussion of your thinking in regard to these policies. We have successfully discussed this good-governance topic with other major corporations with the result that their Boards have adopted changes that ensure a more consistent and fair vote-counting process across-the-board.

See for example:

Cardinal Health (2012 proxy, page 2)
http://ir.cardinalhealth.com/annual-proxy.cfm

Plum Creek (2011 proxy, page 4)
http://www.plumcreek.com/Investors/nbspFinancialPublications/tabid/62/Default.aspx

We believe, and Boards of Directors have concurred, that the adoption of a consistent vote-counting standard – the "SEC Standard" – enhances shareholder value over the long term.

Therefore, on behalf of the Equality Network Foundation (authorization attached), please find the enclosed resolution that we submit for consideration and action by stockholders at the next annual meeting, and for inclusion in the proxy statement in accordance with Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934. We would appreciate your indicating in the proxy statement that *Investor Voice* is the sponsor of this resolution.

James M. Barkley
General Counsel and Corporate Secretary
Simon Property Group, Inc.
12/5/2012
Page 2

The Equality Network Foundation is the beneficial owner of 148 shares of common stock entitled to be voted at the next stockholder meeting (supporting documentation available upon request), which have been continuously held since September of 2009. In accordance with SEC rules, it is the client's intention to continue to hold a requisite quantity of shares in the Company through the date of the next annual meeting of stockholders; and (if required) a representative of the filer will attend the meeting to move the resolution.

There is ample time between now and the proxy printing deadline to discuss the issue, and we hope that a meeting of the minds will result in steps being taken that will allow the proposal to be withdrawn.

Toward that end, you may contact us via the address and phone listed above

Many thanks. We look forward to hearing from you and enjoying a robust discussion of this important governance topic.

Sincerely,



Bruce T. Herbert | AIF
Chief Executive | ACCREDITED INVESTMENT FIDUCIARY

cc: Equality Network Foundation
Interfaith Center on Corporate Responsibility (ICCR)

enc: Shareholder Proposal on Vote-Counting
Letter of Appointment for Investor Voice

RESOLVED: Shareholders of Simon Property Group ("Simon" or "Company") hereby ask the Board of Directors to amend the Company's governing documents to provide that all matters presented to shareholders shall be decided by a simple majority of the shares voted FOR and AGAINST an item (or, "withheld" in the case of board elections). This policy shall apply to all matters unless shareholders have expressly approved a higher threshold for specific types of items.

SUPPORTING STATEMENT:

Simon is regulated by the Securities and Exchange Commission (SEC). The SEC dictates a single vote-counting standard for establishing eligibility for resubmission of shareholder-sponsored proposals. It is the votes cast FOR, divided by the FOR plus AGAINST votes.

Simon does not follow the SEC standard, but instead determines results by the votes cast FOR a proposal, divided by the FOR votes, AGAINST votes, and ABSTAIN votes.

Simon's policy states (for shareholder-sponsored proposals) that abstentions "will count as votes against the proposal."

This variant method makes Simon an outlier among its peers in the S&P 500, which generally follow (with limited exceptions) the SEC standard.

Using ABSTAIN votes as Simon does counters a hallmark of democratic voting – honoring voter intent. Thoughtful voters who choose to abstain should not have their choices arbitrarily and universally switched to benefit management.

THREE CONSIDERATIONS:

[1] Abstaining voters consciously act to abstain – to have their vote noted, but not counted. Yet, Simon unilaterally counts all abstentions in favor of management (irrespective of the voter's intent).

[2] Abstaining voters consciously choose not to support management's recommendation against a shareholder-sponsored item. However, again, Simon unilaterally counts all abstentions in favor of management (irrespective of voter intent).

[3] Further, we observe that Simon embraces the SEC vote-counting standard (that this proposal requests) for director elections AND for the advisory vote on executive compensation. In these cases, the Company excludes abstentions, saying "abstentions will not affect the outcome of the vote" – which boosts (and therefore favors) the vote-count for management-nominated directors and executive compensation.

However, when it comes to shareholder-sponsored proposals, Simon does not follow the SEC vote-counting standard. Instead, the Company switches to a more stringent method that includes abstentions (again, to the benefit of management).

IN CLOSING:

Except to favor management in each instance, these practices are arbitrary, fail to respect voter intent, and run counter to core principles of democracy.

We believe a system that is internally inconsistent harms shareholder best-interest, and instead empowers management at the expense of Simon's true owners.

Simon tacitly acknowledges the inequity of these practices when it applies the SEC standard to board elections, but applies more stringent requirements to shareholder-sponsored proposals.

This proposal calls for democratic, fair, and consistent use – across-the-board – of the SEC standard, while allowing flexibility for adoption of higher thresholds for extraordinary items.

Therefore, please vote FOR this common-sense proposal that embraces corporate governance best-practices for the benefit of both Company and shareowners.

~ ~ ~

Wednesday, May 16, 2012

Bruce T. Herbert
2206 Queen Anne Ave N, Suite 402
Seattle, WA 98109

Re: Appointment of Newground / Investor Voice

To Whom It May Concern:

By this letter the Equality Network Foundation authorizes and appoints Newground Social Investment and/or Investor Voice (or its agents), to represent us for the securities that we hold in all matters relating to shareholder engagement – including (but not limited to) proxy voting; the submission, negotiation, and withdrawal of shareholder proposals; and attending and presenting at shareholder meetings.

This authorization and appointment is intended to be forward-looking as well as retroactive.

Sincerely,



signature
Charles M. Gust
Executive Director

From: "Bruce Herbert - Team IV" <team@investorvoice.net>
To: "James Barkley" <JBarkley@simon.com>
Cc: "Bruce Herbert - Team IV" <team@investorvoice.net>
Date: 01/02/2013 03:22 PM
Subject: SPG. Letter of Verification.

Seattle — Wednesday 1/2/2013

Dear Mr. Barkley,

Having not yet heard from the company in regard to our December 5th 2012 filing of a shareholder proposal in regard to vote-counting, I wanted to follow up with two items:

[1] A letter from the custodian, attached as a PDF, which verifies that the shareholding qualifies under SEC Rule 14a-8.

We would appreciate receiving confirmation that you received these materials in good order.

---

[2] An invitation to schedule a call to discuss the SPG vote-counting protocols.

Would either of the following times work in your calendar for a conference call?

Mon, Jan 14 @ 11:00am (Pacific time)
Tue, Jan 15 @ 1:15pm (Pacific time)

In closing

The Equality Network Foundation requests that you direct all correspondence related to this matter to the attention of Investor Voice, at the address listed below or at the e-mail address: team@investorvoice.net

For purposes of clarity and consistency of communication, please commence all e-mail subject lines with your ticker symbol **"SPG."** (including the period) and we will do the same.

Thank you. As expressed in the 12/5/2012 letter, the issue of fair and consistent vote-counting is of importance to all shareholders. We look forward to a substantive discussion of this critical corporate governance matter.

Happy New Year, . . . Bruce Herbert

Bruce T. Herbert | AIF
Chief Executive | Accredited Investment Fiduciary
Investor Voice, SPC

2212 Queen Anne Ave N, #406
Seattle, Washington 98109
(206) 522-1944

team@investorvoice.net
www.investorvoice.net

charles SCHWAB
INSTITUTIONAL

10900 NE 4th Street, Suite 2200, Bellevue, WA 98004
Tel (425) 455-5259 Fax (425) 455-5752

December 28, 2012

Re: Verification of Simon Property Group shares for Equality Network Foundation

To Whom It May Concern:

This letter is to verify that as-of the above date the Equality Network Foundation has continuously owned 148 shares of Simon Property Group common stock since 9/18/2009.

Charles Schwab Advisor Services serves as the custodian and/or record holder of these shares.

Sincerely,



John Moskowitz
Relationship Manager
Schwab Advisor Services Northwest

EXHIBIT B

REVISED PROPOSAL, SUPPORTING STATEMENT AND CORRESPONDENCE



SPG. Shareholder Proposal Amendment.
Bruce Herbert - Team IV
to:
'James Barkley'
01/10/2013 08:54 AM
Cc:
"Bruce Herbert - IV Team"
Hide Details
From: "Bruce Herbert - Team IV" <team@investorvoice.net>

To: "'James Barkley'" <JBarkley@simon.com>

Cc: "Bruce Herbert - IV Team" <team@investorvoice.net>

2 Attachments





SPG. 2012-13. Resolution on Vote-Counting_REVISED. 2013.0109.pdf Proxy Notices. PCL & CAH. 2013.0103.pdf

Seattle Thursday 1/10/2013

Dear Mr. Barkley,

Having not yet heard anything substantive yet in response to the shareholder Proposal submitted last month, and our invitation to dialogue on the issue it raises, we write with two items in mind:

[1] Attached as a PDF is a slightly revised Proposal that we request be substituted for the one initially presented on December 5, 2012.

– You will see that it offers a simple addition to the language so as to remedy any perceived defect under State law. Five words (highlighted in yellow) are added to the Resolved clause so it now reads: "...unless applicable laws dictate otherwise..."

– The addition serves to make explicit what most readers might naturally assume: that the Proposal in no way contemplates our Company engaging in any form of illegal act.

– So as to keep the word-count below 500, you will also note two deletions in paragraph five and the last paragraph that are highlighted in grey ~~strikeout~~. Neither changes the substance of the Proposal, only the word-count.

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[2] We invite a conversation on this important corporate governance topic – might a time be available within the coming two weeks to do so?

– Other major corporations, in response to the same Proposal, have adopted its tenets outright (adding, by mutual agreement, simple language that addresses State law concerns).

– As evidence of this, please see the attached PDF which includes information from the proxies of **Plum Creek Timber** (the country's largest private landowner) and **Cardinal Health** (#21 in the S&P 500) that describe their Board's favorable adoption of "the SEC Standard" (pertinent elements of the proxies are highlighted in yellow).

In closing

We are persuaded that consistent, fair, and transparent vote-counting is a corporate governance best-practice.

America's best-run companies embrace the vote-counting standard proposed by this Resolution (of the ten largest companies in the S&P 500, in fact, 90% employ it).

There are times when a course of action is clear, straightforward, and beneficial on its surface – because the principles are simply right. This is one of those happy instances where what is intuitively clear, easily described, and justifiably better is also supported by data.

We feel that both the conditions and timing are right for our Company to take strides in this direction, and that the benefits of doing so are demonstrable – we hope to discuss the issue in a way that you come to feel the same way.

Sincerely, . . . Bruce Herbert

Bruce T. Herbert | AIF
Chief Executive | Accredited Investment Fiduciary
Investor Voice, SPC

2212 Queen Anne Ave N, #406
Seattle, Washington 98109
(206) 522-1944

team@investorvoice.net
www.investorvoice.net

Revised – 2013.0109

Simon Property Group 2013 – Fair Vote-Counting
(Corner-notes for identification purposes only, not intended for publication)

RESOLVED: Shareholders of Simon Property Group ("Simon" or "Company") hereby ask the Board of Directors to amend the Company's governing documents to provide that all matters presented to shareholders shall be decided by a simple majority of the shares voted FOR and AGAINST an item (or, "withheld" in the case of board elections). This policy shall apply to all matters unless applicable laws dictate otherwise or shareholders have expressly approved a higher threshold for specific types of items.

SUPPORTING STATEMENT:

Simon is regulated by the Securities and Exchange Commission (SEC). The SEC dictates a single vote-counting standard for establishing eligibility for resubmission of shareholder-sponsored proposals. It is the votes cast FOR, divided by the FOR plus AGAINST votes.

Simon does not follow this SEC standard, but instead determines results by the votes cast FOR a proposal, divided by the FOR votes, AGAINST votes, and ABSTAIN votes.

Simon's policy states (for shareholder-sponsored proposals) that abstentions "will count as votes against the proposal."

This variant method makes Simon an outlier among its peers in the S&P 500, which generally follow [with limited exceptions] the SEC standard.

Using ABSTAIN votes as Simon does counters a hallmark of democratic voting – honoring voter intent. Thoughtful voters who choose to abstain should not have their choices arbitrarily and universally switched to benefit management.

THREE CONSIDERATIONS:

[1] Abstaining voters consciously act to abstain – to have their vote noted, but not counted. Yet, Simon unilaterally counts all abstentions in favor of management (irrespective of the voter's intent).

[2] Abstaining voters consciously choose not to support management's recommendation against a shareholder-sponsored item. However, again, Simon unilaterally counts all abstentions in favor of management (irrespective of voter intent).

[3] Further, we observe that Simon embraces the SEC vote-counting standard (that this proposal requests) for director elections AND for the advisory vote on executive compensation. In these cases, the Company excludes abstentions, saying "abstentions will not affect the outcome of the vote" – which boosts (and therefore favors) the vote-count for management-nominated directors and executive compensation.

However, when it comes to shareholder-sponsored proposals, Simon does not follow the SEC vote-counting standard. Instead, the Company switches to a more stringent method that includes abstentions (again, to the benefit of management).

IN CLOSING:

Except to favor management in each instance, these practices are arbitrary, fail to respect voter intent, and run counter to core principles of democracy.

We believe a system that is internally inconsistent harms shareholder best-interest, and instead empowers management at the expense of Simon's true owners.

Simon tacitly acknowledges the inequity of these practices when it applies the SEC standard to board elections, but applies more stringent requirements to shareholder-sponsored proposals.

This proposal calls for democratic, fair, and consistent use – across-the-board – of the SEC standard, while allowing flexibility for adoption of higher thresholds for extraordinary items.

Therefore, please vote FOR this common-sense proposal that embraces corporate governance best-practices. ~~for the benefit of both Company and shareowners.~~

~ ~ ~

Notice of 2011 Annual Meeting of Stockholders and Proxy Statement



Plum Creek

Voting Standard for Director Elections

The Company Bylaws specify the voting standard for both contested and uncontested elections of directors in Section 1 of Article III. In an uncontested election of directors, the number of director nominees does not exceed the number of directors to be elected to the Board. In a contested election of directors, the number of director nominees exceeds the number of directors to be elected.

Uncontested Director Elections. Uncontested director elections are governed by a majority vote standard. The Company Bylaws provide that a nominee for director in an uncontested director election shall be elected if the votes cast for such nominee's election exceed the votes cast against such nominee's election. The election of directors in Proposal 1 **is** an uncontested director election because the number of nominees does not exceed the number of directors to be elected. Therefore, the majority vote standard **will apply.**

Company policy governs whether current directors who are not re-elected under the majority vote standard continue to serve until their successors are elected. Under Delaware Law, any director who is currently serving on the Board and who is not re-elected at the end of his or her term of office nonetheless continues to serve on the Board as a "holdover director" until his or her successor has been elected. To address this situation, the Board has adopted a Corporate Governance Policy on Majority Voting, which can be found in the Company's Corporate Governance Guidelines.

Under the policy, any director who does not receive the required number of votes for re-election under the majority voting standard, must tender his or her resignation to the Chairman of the Board. The Board will consider the tendered resignation and, within 90 days of the stockholder meeting at which the election occurred, decide whether to accept or reject the tendered resignation, and will publicly disclose its decision and the process involved in the consideration. Absent a compelling reason to reject the resignation, the Board will accept the resignation. The director who tenders his or her resignation will not participate in the Board's decision. Only persons who are currently serving as directors and seeking re-election can become a "holdover director" under Delaware Law. Therefore, the Corporate Governance Policy on Majority Voting would not apply to any person who was not then serving as a director at the time he or she sought, and failed to obtain, election to the Board. For 2011, all nominees for the election of directors are currently serving on the Board.

The complete Corporate Governance Policy on Majority Voting is available on the Company's website at *www.plumcreek.com* by clicking on "Investors," then "Corporate Governance" and finally "Governance Guidelines."

Contested Director Elections. The Company Bylaws provide that in the case of a contested director election, the voting standard will be a plurality of the votes cast. This means that directors with the highest number of votes in favor of their election will be elected to the Board. Under this standard, no specified percentage of votes is required. The election of directors in Proposal 1 is **not** a contested director election. Therefore, the plurality vote standard **will not apply.**

Voting Standard for Other Items of Business

The Company Bylaws specifies the vote requirement for other items of business presented to a vote of stockholders in Section 9 of Article II. This section of the Company Bylaws does not govern the election of directors (discussed above) or items of business with a legally specified vote requirement.

Ms. Nancy Herbert, represented by Investor Voice, working on behalf of Newground Social Investment, submitted a stockholder proposal for the Annual Meeting requesting that the Board change the voting standard for items of business presented to a vote of stockholders to eliminate the effect of abstentions on the vote outcome. The Board carefully considered the matter and approved an amendment to the Company Bylaws, effective February 8, 2011, to change the applicable vote requirement. Ms. Herbert then withdrew her proposal.



NOTICE OF ANNUAL MEETING OF SHAREHOLDERS TO BE HELD NOVEMBER 2, 2012

Date and time: Friday, November 2, 2012, at 8:00 a.m., local time

Location: Cardinal Health, Inc., 7000 Cardinal Place, Dublin, OH 43017

Purpose:

(1) To elect the 12 director nominees named in the proxy statement;

(2) To ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending June 30, 2013;

(3) To approve, on a non-binding advisory basis, the compensation of our named executive officers;

(4) To vote on a shareholder proposal described in the accompanying proxy statement, if properly presented at the meeting; and

(5) To transact such other business as may properly come before the meeting or any adjournment or postponement.

Who may vote: Shareholders of record at the close of business on September 6, 2012 are entitled to vote at the meeting or any adjournment or postponement.

By Order of the Board of Directors.

STEPHEN T. FALK
Executive Vice President, General Counsel and Corporate Secretary

September 14, 2012

Important notice regarding the availability of proxy materials for the Annual Meeting of Shareholders to be held on November 2, 2012:

This Notice of Annual Meeting of Shareholders, the accompanying proxy statement, and our 2012 Annual Report to Shareholders all are available at *www.edocumentview.com/cah*.

Shares held under plans. If you hold shares through our 401(k) Savings Plans or Deferred Compensation Plan, you will receive voting instructions from Computershare Trust Company, N.A. Please note that employee plan shares have an earlier voting deadline of 2:00 a.m. Eastern time on Wednesday, October 31, 2012.

Broker non-votes. If you are a beneficial owner whose shares are held by a broker, you must instruct the broker how to vote your shares. If you do not provide voting instructions, your broker is not permitted to vote your shares on the election of directors, the advisory vote to approve the compensation of our named executive officers, or the shareholder proposal. This is called a "broker non-vote." In these cases, the broker can register your shares as being present at the Annual Meeting for purposes of determining a quorum and may vote your shares on ratification of the appointment of our auditors.

Voting. Our Articles of Incorporation and Code of Regulations specify the vote requirements for matters presented to a shareholder vote at the Annual Meeting.

The Equality Network Foundation, a client of Newground Social Investment represented by Investor Voice, submitted a shareholder proposal for the 2012 Annual Meeting requesting that the Board change the voting standard for matters presented to a shareholder vote to eliminate the effect of abstentions on the vote outcome. In August 2012, the Board considered this proposal, determined that it was in our best interest, and approved an amendment to our Code of Regulations to change the vote requirement. The Equality Network Foundation then withdrew its proposal.

Under the new voting standard, a matter (other than matters where the vote requirement is specified by law, our Articles of Incorporation, or our Code of Regulations) is approved by the shareholders if authorized by the affirmative vote of a majority of the votes cast, with abstentions having no effect on the vote outcome.

You may either vote for, against, or abstain on each of the proposals. Votes will be tabulated by or under the direction of inspectors of election, who will certify the results following the Annual Meeting. To elect directors and adopt the other proposals, the following votes are required under our governing documents:

Item	Vote Required	Effect of Abstentions and Broker Non-Votes on Vote Required
Election of directors	Approval of the majority of votes cast in an uncontested election (1)	Not considered as votes cast and have no effect on the outcome
Ratification of Ernst & Young LLP as auditor for fiscal 2013	Approval of the majority of votes cast	Not considered as votes cast and have no effect on the outcome
Advisory vote to approve the compensation of our named executive officers	Approval of the majority of votes cast	Not considered as votes cast and have no effect on the outcome
Shareholder proposal	Approval of the majority of votes cast	Not considered as votes cast and have no effect on the outcome

(1) If a nominee who is a sitting Board member is not re-elected by a majority vote, that individual will be required to tender a resignation for the Board's consideration. See "Corporate Governance — Resignation Policy for Incumbent Directors Not Receiving Majority Votes" on page 13. Proxies may not be voted for more than 12 nominees, and shareholders may not cumulate their voting power.

How shares will be voted. The shares represented by all valid proxies received by telephone, by Internet, or by mail will be voted in the manner specified. Where specific choices are not indicated, the shares represented by all valid proxies received will be voted **FOR** the election of each of the 12 director nominees, **FOR** the ratification of the auditors, **FOR** approval of the compensation of our named executive officers, and **AGAINST** the shareholder proposal. If any other matters properly come before the Annual Meeting, the individuals named in your proxy, or their substitutes, will determine how to vote on those matters in their discretion. The Board of Directors does not know of any other matters that will be presented for action at the Annual Meeting. The Board recommends that you vote **FOR** the election of the 12 director nominees, **FOR** Proposals 2 and 3, and **AGAINST** Proposal 4.

Transfer Agent

Registered shareholders should direct communications regarding change of address, transfer of share ownership, lost share certificates, and other matters regarding their share ownership to Computershare Trust Company, N.A., P.O. Box 43078, Providence, RI 02940-3078. Our transfer agent may also be contacted via the Internet at *www.computershare.com/investor* or by telephone at (877) 498-8861 or (781) 575-2879.

Attending the Annual Meeting

You will not be admitted to the Annual Meeting unless you have an admission ticket or satisfactory proof of share ownership, and photo identification. If you are a registered shareholder, your admission ticket is attached to your proxy card or you may present the Notice. If your shares are not registered in your name, your proof of share ownership can be the Notice or a photocopy of the voting instruction form that the nominee provided to you if your shares are held by a bank or brokerage firm. You can call our Investor Relations department at (614) 757-4757 if you need directions to the Annual Meeting.

Even if you expect to attend the Annual Meeting in person, we urge you to vote your shares in advance.

EXHIBIT C

OPINION OF RICHARDS, LAYTON & FINGER P.A.
AS TO DELAWARE LAW


RICHARDS
LAYTON &
FINGER
Attorneys at Law

January 10, 2013

Simon Property Group, Inc.
225 West Washington Street
Indianapolis, IN 46204

Re: Stockholder Proposal

Ladies and Gentlemen:

We have acted as special Delaware counsel to Simon Property Group, Inc., a Delaware corporation (the "Company"), in connection with a stockholder proposal (the "Proposal"), dated December 5, 2012, that has been submitted to the Company for the 2013 annual meeting of stockholders of the Company (the "Annual Meeting"). In this connection, you have requested our opinion as to certain matters under the laws of the State of Delaware.

For the purpose of rendering our opinion as expressed herein, we have been furnished with and have reviewed the following documents: (i) the Restated Certificate of Incorporation of the Company as filed in the office of the Secretary of State of the State of Delaware (the "Secretary of State") on May 8, 2009 (the "Certificate of Incorporation"); (ii) the Amended and Restated Bylaws of the Company, adopted on March 23, 2009 (the "Bylaws"); and (iii) the Proposal.

With respect to the foregoing documents, we have assumed: (i) the authenticity of all documents submitted to us as originals; (ii) the conformity to authentic originals of all documents submitted to us as copies; (iii) the genuineness of all signatures and the legal capacity of natural persons; and (iv) that the foregoing documents, in the forms thereof submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. We have not reviewed any document other than the documents listed above for purposes of rendering this opinion, and we assume that there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. In addition, we have conducted no independent factual investigation of our own but rather have relied solely on the foregoing documents, the statements and information set forth therein and the additional factual matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

THE PROPOSAL

The Proposal states the following:

> "RESOLVED: Shareholders of Simon Property Group ("Simon" or "Company") hereby ask the Board of Directors to amend the Company's governing documents to provide that all matters presented to shareholders shall be decided by a simple majority of the shares voted FOR and AGAINST an item (or, "withheld" in the case of board elections). This policy shall apply to all matters unless shareholders have expressly approved a higher threshold for specific types of items."

We have been advised that the Company is considering excluding the Proposal from the Company's proxy statement for the Annual Meeting under, among other reasons, Rules 14a-8(i)(1), 14a-8(i)(2) and 14a-8(i)(6) promulgated under the Securities Exchange Act of 1934, as amended. Rule 14a-8(i)(1) provides that a registrant may omit a stockholder proposal "[i]f the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." Rule 14a-8(i)(2) provides that a registrant may omit a proposal from its proxy statement when "the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject." Rule 14a-8(i)(6) allows a proposal to be omitted if "the company would lack the power or authority to implement the proposal." In this connection, you have requested our opinion as to whether, under Delaware law, (i) the Proposal is a proper subject for action by the Company's stockholders, (ii) the implementation of the Proposal, if adopted by the Company's stockholders, would violate Delaware law, and (iii) the Company has the power and authority to implement the Proposal.

For the reasons set forth below, the Proposal, in our opinion, (i) would violate Delaware law if implemented, (ii) is beyond the power and authority of the Company to implement, and (iii) is not a proper subject for stockholder action under Delaware law.

DISCUSSION

I. The Proposal would violate Delaware law if implemented.

The Company is a Delaware corporation governed by the General Corporation Law of the State of Delaware (the "General Corporation Law"). The Staff of the Division of Corporation Finance (the "Staff") has previously permitted the exclusion of stockholder proposals, like the Proposal, that, if implemented, would require a Delaware corporation to mandate a stockholder voting standard for corporate action that is lower than the standard required by the General Corporation Law based on the proposal violating Delaware law.[1] In

[1] *See AT&T Inc.* (Feb. 12, 2010) (permitting exclusion of stockholder proposal under Rule 14a-8(i)(2) where proposal sought implementation of voting standard for stockholder action

addition, the Staff also recently permitted exclusion of a stockholder proposal submitted to an Ohio corporation that was identical to the Proposal on the grounds that it required implementation of a voting standard that would violate similar statutory voting standards under Ohio corporate law.[2] For the same reasons, the Proposal submitted to the Company would violate Delaware law. Specifically, the Proposal would require the Company's Board of Directors (the "Board") to seek an amendment to the Certificate of Incorporation and/or Bylaws that, if implemented, would violate Delaware law by purporting to enable stockholders to authorize the taking of certain corporate actions by the vote of a simple majority of the votes cast FOR and AGAINST the action, rather than the minimum vote required by the General Corporation Law to authorize such actions.

Although stockholders could in some instances authorize the taking of corporate action by a simple majority of the votes cast on the matter,[3] there are a number of actions that, under the General Corporation Law, mandate approval by stockholders representing a majority or more of the outstanding shares of stock entitled to vote on the matter. For example, the General Corporation Law requires a number of corporate actions be adopted or approved by the affirmative vote of a majority of the outstanding stock entitled to vote thereon, such as: (i) the removal of a director;[4] (ii) an amendment to a corporation's certificate of incorporation after the

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by written consent that was less than would be required under the General Corporation Law for certain actions); *Bank of America Corporation* (Jan. 13, 2010) (same); *Pfizer Inc.* (Dec. 21, 2009) (same); *Kimberly-Clark Corporation* (Dec. 18, 2009) (same).

[2] *See The J.M. Smucker Company* (June 22, 2012) (permitting exclusion because certain provisions of the Ohio Revised Code require a greater stockholder voting standard than the standard set forth in the proposal for taking certain corporate actions).

[3] Section 216 of the General Corporation Law permits a Delaware corporation to specify in its certificate of incorporation or bylaws the stockholder vote necessary for the transaction of business at any meeting of stockholders, which could be set at a simple majority of the votes cast on the matter. *See* 8 *Del. C.* § 216. However, Section 216 also provides that a corporation's authority to specify such a voting standard is expressly subject to the stockholder vote required by the General Corporation Law for a specified action. *Id.*

[4] 8 *Del. C.* § 141(k). Section 141(k) expressly provides that "[a]ny director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors." *Id.* In addition, Section 141(k) further provides that "[w]henever the holders of any class or series are entitled to elect 1 or more directors by the certificate of incorporation, this subsection shall apply, in respect to the removal without cause of a director or directors so elected, to the vote of the holders of the outstanding shares of that class or series and not to the vote of the outstanding shares as a whole." *Id.*

corporation has received payment for its stock;[5] (iii) an agreement of merger;[6] (iv) the sale of all or substantially all of the corporation's assets;[7] and (v) a proposal to dissolve the corporation, if previously approved by the board of directors.[8] In addition to the foregoing, the General Corporation Law provides that: (i) conversion of a corporation to a limited liability company, statutory trust, business trust or association, real estate investment trust, common-law trust or partnership (limited or general) must be approved by all outstanding shares of stock of the corporation, whether voting or nonvoting;[9] (ii) any transfer or domestication of a Delaware corporation to a foreign jurisdiction must be approved by all outstanding shares of stock of the corporation, whether voting or nonvoting;[10] (iii) a proposal to dissolve the corporation, if not previously approved by the board of directors, must be authorized by the written consent of all of the stockholders entitled to vote thereon;[11] and (iv) any election by an existing stock corporation to be treated as a "close corporation" must be approved by "at least 2/3 of the shares of each class of stock of the corporation which are outstanding."[12]

Contrary to the request set forth in the Proposal, the Board could not take such steps as would be necessary "to provide that *all* matters presented to shareholders shall be decided by a simple majority of the shares voted FOR and AGAINST an item" with respect to any of the matters set forth above because, under the General Corporation Law, these corporate actions require the vote of stockholders representing more than a simple majority of the votes cast. (emphasis added). The General Corporation Law does not permit a corporation to specify a

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[5] 8 *Del. C.* § 242(b)(1) (requiring "a majority of the outstanding stock entitled to vote thereon").

[6] 8 *Del. C.* § 251(c) (requiring "a majority of the outstanding stock of the corporation entitled to vote thereon").

[7] 8 *Del. C.* § 271(a) (requiring "a majority of the outstanding stock of the corporation entitled to vote thereon").

[8] 8 *Del. C.* § 275(b) (requiring "a majority of the outstanding stock of the corporation entitled to vote thereon").

[9] 8 *Del. C.* § 266(b).

[10] 8 *Del. C.* § 390(b).

[11] 8 *Del. C.* § 275(c).

[12] 8 *Del. C.* § 344; *see also* 8 *Del. C.* § 203(a)(3) (requiring a business combination to be approved "by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder").

lower voting standard with respect to the corporate actions for which a stockholder vote is specified. Specifically, Section 102(b)(4) of the General Corporation Law permits a Delaware corporation to include in its certificate of incorporation provisions that increase the requisite vote of stockholders otherwise required under the General Corporation Law.[13] That subsection provides that "the certificate of incorporation may . . . contain . . . [p]rovisions requiring for any corporate action, the vote of a larger portion of the stock . . . than is required by [the General Corporation Law]."[14] While Section 102(b)(4) permits certificate of incorporation provisions to require a *greater* vote of stockholders than is otherwise required by the General Corporation Law, that subsection does not (nor does any other section of the General Corporation Law) authorize a corporation to provide for a *lesser* vote of stockholders than is otherwise required by the General Corporation Law. Any such provision specifying a lesser vote than the minimum vote required by the General Corporation Law would, in our view, be invalid and unenforceable under Delaware law.[15]

Moreover, under Delaware law, actions that mandate approval by stockholders representing a majority or more of the outstanding shares entitled to vote on the matter, require that abstentions, broker non-votes and shares absent from the meeting of stockholders must be counted as votes against the action. Because the Proposal would treat abstentions, broker non-votes and shares absent from the meeting of stockholders as having no effect on the outcome of the votes on such actions, the Proposal violates Delaware law.

The Proposal would also violate Delaware law in that it would purport to enable stockholders to amend the Certificate of Incorporation even in those cases where the General Corporation Law expressly requires the separate vote of the holders of a specific class or series of stock. Under the Certificate of Incorporation, the Company has authorized four classes of capital stock: Common Stock, Class B Common Stock, Excess Common Stock and Preferred Stock, with two series of Preferred Stock being designated, one of which is currently

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[13] 8 *Del. C.* § 102(b)(4). Indeed, the Certificate of Incorporation includes such provisions. *See, e.g.*, Article SIXTH, paragraph (b) (requiring the affirmative vote of not less than 80% of the aggregate votes to be cast to amend, repeal or adopt any provision inconsistent with paragraph (c) of Article FOURTH).

[14] *Id.*

[15] *See* 8 *Del. C.* § 216. Section 216, which allows the certificate of incorporation and bylaws of a Delaware corporation to specify the votes that shall be necessary for the transaction of business, is limited by the language: "Subject to this chapter in respect of the vote that shall be required for a specified action … ." *Id.* Read in connection with Section 102(b)(4) allowing for a greater vote, the language of Section 216 indicates that specific voting requirements in the General Corporation Law cannot be lowered. *See, e.g.*, *Telvest, Inc. v. Olson*, 1979 WL 1759, at *1 (Del. Ch. Mar. 8, 1979) (referring to the General Corporation Law vote thresholds as "minimum requirements").

outstanding. The holders of the Company's outstanding Common Stock, Class B Common Stock, Excess Common Stock and Preferred Stock, therefore, are entitled to the separate class voting rights applicable under Section 242(b)(2) of the General Corporation Law. That subsection provides, in relevant part, as follows:

> The holders of the outstanding shares of a class shall be entitled to vote as a class upon a proposed amendment, whether or not entitled to vote thereon by the certificate of incorporation, if the amendment would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or alter or change the powers, preferences, or special rights of the shares of such class so as to affect them adversely.[16]

The Proposal, if implemented, would purport to enable stockholders to act by a simple majority of the votes cast to approve any action, including an amendment to the Certificate of Incorporation that would, for example, alter the powers, preferences or special rights of the Common Stock, Class B Common Stock, Excess Common Stock or Preferred Stock so as to affect them adversely, without regard for the separate class vote required by Section 242(b)(2). To the extent the Proposal purports to eliminate this statutorily-required vote, it would, in our view, also violate the General Corporation Law.

II. The Proposal is beyond the power and authority of the Company to implement.

As set forth in Section I above, the Proposal, if implemented, would violate Delaware law. Therefore, in our view, the Company lacks the power and authority to implement the Proposal. Indeed, the Staff has repeatedly recognized that companies do not have the power and authority to implement proposals that violate state law.[17]

III. The Proposal is not a proper matter for stockholder action under Delaware law.

As set forth in Sections I and II above, the Proposal, if implemented, would violate Delaware law and the Company lacks the power and authority to implement the Proposal. Accordingly, the Proposal, in our view, is an improper subject for stockholder action under Delaware law.

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[16] 8 *Del. C.* § 242(b)(2).

[17] *See, e.g., Schering-Plough Corp.* (Mar. 27, 2008); *Bank of America Corp.* (Feb. 26, 2008); *Xerox Corp.* (Feb. 23, 2004); *Burlington Resources Inc.* (Feb. 7, 2003).

CONCLUSION

Based upon and subject to the foregoing and subject to the limitations stated herein, it is our opinion that the Proposal, if implemented, would violate Delaware law, that the Company lacks the power and authority to implement the Proposal and that the Proposal is not a proper subject for action by the stockholders of the Company under Delaware law.

The foregoing opinion is limited to the laws of the State of Delaware. We have not considered and express no opinion on the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the Securities and Exchange Commission and to the proponent of the Proposal in connection with the matters addressed herein, and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger, P.A.

DAB/BVF

EXHIBIT D

EXCERPT OF 2012 PROXY STATEMENT OF SIMON PROPERTY GROUP, INC.

STOCKHOLDER PROPOSALS AT 2013 ANNUAL MEETING

The date by which we must receive stockholder proposals for inclusion in the proxy materials relating to the 2013 annual meeting of stockholders, or for presentation at such meeting, is December 6, 2012. In the event that the 2013 annual meeting of stockholders is called for a date that is not within 30 days before or after May 17, 2013, in order to be timely, we must receive notice by the stockholder not later than the close of business on the later of 120 calendar days in advance of the 2013 annual meeting of stockholders or ten calendar days following the date on which public announcement of the date of the meeting is first made. Stockholder proposals must comply with all of the applicable requirements set forth in the rules and regulations of the Securities and Exchange Commission, including Rule 14a-8, as well as the advance notification requirements set forth in our By-Laws. A copy of the advance notification requirements may be obtained from James M. Barkley, General Counsel and Secretary, Simon Property Group, Inc., 225 West Washington Street, Indianapolis, Indiana 46204.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Exchange Act and so, we file periodic reports and other information with the Securities and Exchange Commission. These reports and the other information we file with the Securities and Exchange Commission can be read and copied at the public reference room facilities maintained by the Securities and Exchange Commission in Washington, DC at 100 F Street, N.E., Washington, DC 20549. The Securities and Exchange Commission's telephone number to obtain information on the operation of the public reference room is (800) SEC-0330. These reports and other information are also filed by us electronically with the Securities and Exchange Commission and are available at its website, www.sec.gov.

INCORPORATION BY REFERENCE

To the extent this proxy statement has been or will be specifically incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, the sections of this proxy statement entitled "COMPENSATION COMMITTEE REPORT" and "REPORT OF THE AUDIT COMMITTEE" should not be deemed to be so incorporated unless specifically otherwise provided in any such filing.